WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611
                               Phone: 813-831-9348
                                Fax: 813-832-5284
                         e-mail: wmslaw@tampabay.rr.com

November 8, 2005

Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

     Re: Stock Market Solutions, Inc.
          Schedule 14A/Amendment 2

Dear Ms. Mills-Apenteng:

We have enclosed the above Amendment.

Responses to comment letters dated October 12 and October 17 are attached.

Thank you for your consideration.

                                            Sincerely,



                                            Michael T. Williams, Esq.

                Response to Comment Letter dated October 12, 2005

1. The letter has been revised as requested.

2. The letter has been revised to include the reference to the merger.

3. The summary sheet containing the requested items has been added.

4. The summary term sheet has been amended to state that there are 17 TXP shareholders and that Michael Shores, the majority shareholder of TXP, will become the majority shareholder of SMS.

5. Defined terms and jargon have been eliminated.

6. Requested information disclosed in first Q/A.

7. Potential conflict disclosed in fifth Q/A.

8. Percentage disclosed in sixth Q/A.

9. Notice and related information disclosed in ninth Q/A.

10. Information disclosed in second and third Q/A.

11. Notice revised and shortened.

12. Table of Contents revised.

13. Table included

14. The disclosure of how TXP and SMS determined the ownership of the combined company is disclosed on page 43.

15. Disclosed

16. Disclosure concerning anti-takeover items added.

17. So noted and disclosed under Procedure for Implementing the Reverse Split.

18. The disclosure requested regarding the SEDA is set forth on pages 45 and 46.

19. The disclosure requested regarding TXP assuming the SEDA following the reverse merger is disclosed on page 46. The risk factors address the potential dilution on a per share basis to SMS stockholders on page 28.

20. The disclosure requested regarding TXP registering Cornell Capital's shares of TXP's common stock is set forth on page 28 in the Risk Factors.

21. plus we have disclosed NOT OUR DISCLOSURE

22. The disclosure concerning the relationship between Cornell Capital and TXP is set forth on pages 45-48 under the liquidity section of the MD&A for TXP.

23. The disclosure requested regarding the extent of negotiations between the parties is set forth on pages 32-33.

24. Disclosure revised and clarified.

25. Disclosure concerning Livermore business is found in STOCK MARKET SOLUTIONS' PLAN OF OPERATIONS.

26. Revised and conformed

27. Amount disclosed in TERMS OF THE MERGER AGREEMENT.

28. Relationship disclosed. Amount received and remaining also disclosed in TERMS OF THE MERGER AGREEMENT.

29. We have used "TXP" to refer to Texas Prototypes.

30. The changes requested to the MD&A to be specific in discussing the expenses incurred by TXP have been made.

31. Ernie The material terms of the "customer project" on page 33 and resources to be spent on it have been described on page 45 under Liquidity and Capital Resources of the TXP MD&A.

32. The disclosure regarding the revolving line of credit and bank loan agreements is set forth on page 48 under Liquidity and Capital Resources of the TXP MD&A.

33. The disclosure regarding the $550,000 convertible debentures that was issued to Cornell Capital and the $1,400,000 convertible debentures held by Cornell Capital is set forth on page 48 under Liquidity and Capital Resources of the TXP MD&A.

34. The duplicative disclosures have been eliminated on pages 38-39.

35. Revised and eliminated

36. Disclosed

37. Revised

                              Texas Prototypes Inc

                          Responses SEC comment letter

1. We have reclassed depreciation and amortization related to earning revenues as a component of cost of sales in the statement of operations for all periods presented. We have revised our MD&A and disclosures to reflect this change.

2. We believe that our acquisition of Stock Market Solutions should be accounted for recapitalization because SMS meets the definition of a public shell in accordance with Securities Act Rule 405 and Exchange Act Rule 12b-2. The rule is as follows:

       o   No or nominal operations, and
           o   Either
               o  No or nominal Assets;
               o  Assets consisting solely cash and cash equivalents; or
               o Assets consisting of any amount of cash and cash equivalents and nominal other assets

For the purpose of this definition, the determination of the company's assets must be based upon the amounts that would be reflected in the company's balance sheet prepared in accordance with GAAP on the date of that determination.

Stock Market Solutions have confirmed that they have ceased any operations related to developing their software since June 30, 2005. Stock Market Solutions will mark that they are public shell company on their September 30, 2005 10Q as now required on the cover page. Should the merger be successful, it will most likely occur in late Q4 05 or early Q1 06. At this time, Stock Market Solutions will have had no operations for approximately 6-9 months and since they meet definition of shell at time of consummation of the merger, we will account for the transaction as prescribed for public shells or recapitalization.

Additionally we have estimated transaction costs of approximately $50,000 that will be reflected or disclosed in the pro-forma.

3. We believe, in accordance with the accounting for recapitalization, that substantially all of the results of Stock Market Solutions should be eliminated. Upon completion of the transaction, the financial statements become those of the accounting acquirer or TXP with adjustments to reflect the changes in equity and receipt of assets and liabilities of the public shell.

4. Revenue Recognition

Revenues are derived from the following sources:

- Prototyping and assembly services
- Prototyping -Photonics/Optoelectronics services
- Material supply chain management services
-Turn-key solution - consists of material supply chain management services and one of the other services listed above.

The following is a description of each revenue source and our revenue recognition policy for each source:

Prototyping and assembly services typically consist of assembling and designing surface mount technology products to the customer provided design specifications. These services are priced based on the complexity, time-to turn and unit volume of the customer project. The majority of our prototyping and assembly services projects are completed in less than three weeks. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, services have been performed, the sales price is fixed or determinable and collectibility is probable. These criteria are generally met after an internal quality control review of the product and at the time product is shipped.

Prototyping -Photonics/Optoelectronics services typically consists of assembling and designing optical and optical related products to the customer provided design specifications. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, services have been performed, the sales price is fixed or determinable and collectibility is probable. These criteria are generally met after an internal quality control review of the product and at the time product is shipped.

Material supply chain management services consists of locating and procuring materials according to customer design specifications, qualifying components and auditing vendors, inventorying materials, and providing dual vendor sourcing if necessary. Material supply chain management services are priced at the cost of the material plus 5% to 25%. The pricing is solely dependent on the complexity and volume of the services performed. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, services have been performed, the sales price is fixed or determinable and collectibility is probable. These criteria are generally met at the time materials have been received and inventoried.

Turn-key solution is a combination of material supply chain management and one of the other service revenue sources described above. Revenue is recognized separately for each service according to the revenue recognition criteria for each source described above. In a turn-key solution, each service is discrete and priced separately.

Per review of revenue recognition criteria in SAB 104, SOP 81-1, and other generally accepted accounting principles, we believe we are in compliance.

5.Please see comment 4 response. We have reviewed EITF 00-21 which addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary.

TXP has evaluated all of their arrangements in which we perform multiple revenue-generating activities. Our turn-key solutions (where we supply material supply chain management services and at least one other service) meets this definition. We performed the following evaluation:

We analyzed each deliverable to determine whether they represent separate units of accounting:

         a. The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

         b. There is objective and reliable evidence of the fair value of the undelivered item(s).

         c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

In a turn-key solution the first delivered item is considered to material supply chain management services.

We believe these turn-key services meet all of the above criteria based on the following:

Criteria a - The first condition of separation is met as the materials are also sold by numerous other vendors.

Criteria b - The second condition of separation is also met because TXP sells its other services separately.

Criteria c - The third condition of separation is also met because performance of the "other" service is probable and within the control TXP.

Separate units of accounting for are required for each deliverable and recognized in accordance with each deliverable as described in response 4.

6. See responses to 4 and 5. Revenue recognition policy was updated for TXP through out the filing.

7. Part 1. We have considered whether the $400K contains a beneficial conversion feature and do not believe it does. The note says we can, at our discretion, make monthly payments in either stock or cash. Payments in stock will be valued at the volume weighted average price for the 5 days immediately preceding the payment date. According to EITF 98-3 a beneficial conversion feature is a conversion feature that is in the money at the commitment date. Further that the conversion feature may convert into either the lower of a conversion rate fixed at the commitment date or a fixed discount to the market rate of the common stock on date of conversion. We do not believe the conversion criteria in this note meet those definitions. Finally, according to FAS 151 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", specifically, A19 - Some share-settled obligations of this kind require that the variable number of shares to be issued be based on an average market price for the shares over a stated period of time, such as the average over the last 30 days prior to settlement, instead of the fair value of the issuer's equity shares on the date of settlement. Thus, if the average market price differs from the share price on the date of settlement, the monetary value of the obligation is not entirely fixed at inception and is based, in small part, on variations in the fair value of the issuer's equity shares. Although the monetary amount of the obligation at settlement may differ from the initial monetary value because it is tied to the change in fair value of the issuer's equity shares over the last 30 days prior to settlement, the monetary value of the obligation is predominantly based on a fixed monetary amount known at inception. The obligation is classified as a liability under paragraph 12(a) of this Statement. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability and no gain or loss is recognized for the difference between the average and the ending market price.

     Part 2. TXP has reversed the amortization of deferred offering cost to additional paid capital. The deferred offering cost will be netted ratably with the proceeds from the issuance and sale of common stock under the Standby Equity Distribution Agreement. In the event, TXP does not issue and sell the entire amount of $15,000,000 of common stock under the stock equity distribution by the end of the two-year term, the remaining deferred offering cost will be expensed.

8. We believe the future contingent event is that TXP must become a public company and its stock must be traded on one of the principle markets or The National Association of Securities Dealers Inc.'s Over-The-Counter Bulletin Board, Nasdaq SmallCap Market, or American Stock Exchange. Alternatively, if the Common Stock is not traded on a Principal Market, the Closing Bid Price shall mean the reported Closing Bid Price for the Common Stock, as furnished by the National Association of Securities Dealers, Inc. Proforma Statements now reflect the beneficial conversion feature.

9. We do not believe that the TXP's right to redeem at 120% of the principle and unpaid interest represents an embedded derivative. Per our interpretation of DIG Task force guidance found in B39 - prepayment options that are not required to be separated include: A loan that includes a prepayment option that permits the loan to be prepaid at any time at the option of the BORROWER at a fixed amount at a specified premium over the initial principal amount of the loan. We believe that our pre-payment option substantial meets the above example and thus is not considered an embedded derivative.

10. Per our interpretation of the example below found in FAS 133 we believe that conversion rights should not be separated from the host contract.

Example 33: Convertible Debt. An investor receives a below-market interest rate and receives the option to convert its debt instrument into the equity of the issuer at an established conversion rate. The terms of the conversion require that the issuer deliver shares of stock to the investor.

Scope Application: This instrument essentially contains a call option on the issuer's stock. Under the provisions of this Statement, the accounting by the issuer and investor can differ. The issuer's accounting depends on whether a separate instrument with the same terms as the embedded written option would be a derivative instrument pursuant to paragraphs 6-11 of this Statement. Because the option is indexed to the issuer's own stock and a separate instrument with the same terms would be classified in stockholders' equity in the statement of financial position, the written option is not considered to be a derivative instrument for the issuer under paragraph 11(a) and should not be separated from the host contract.

11. The accrued revenue was reflected in accrued expenses on the balance sheet as of June 30, 2005. We have now properly reflected in a separate account captioned "Deferred Revenue" on the balance sheet. We are confirming that per our agreement with the customer (Foxconn) we had contractual rights to bill and that billing had begun to support recognition of accounts receivable.

12. We believe the future contingent event is that TXP must become a public company and its stock must be traded on one of the principle markets or The National Association of Securities Dealers Inc.'s Over-The-Counter Bulletin Board, Nasdaq SmallCap Market, or American Stock Exchange. Alternatively, if the Common Stock is not traded on a Principal Market, the Closing Bid Price shall mean the reported Closing Bid Price for the Common Stock, as furnished by the National Association of Securities Dealers, Inc. Proforma Statements now reflect the beneficial conversion feature.

Stock Market Solutions

13. The Company evaluated this issue and discussed it with the SEC staff reviewer. Management will take the position that the $240,000 fee was a deferred equity offering costs subject to SAB Topic 5A. Accordingly, the $240,000 should be deferred as a non-current asset and offset dollar for dollar against proceeds from the SEDA. As the restatement to remove the $10,000 expensed as of December 31, 2004 and reflect it as an asset, and the reclassification of the deferred costs from contra equity to non-current assets is not considered by management to be material, we will not restate the December 31, 2004 financial statements. However, we have determined to restate the March 31, 2005 and June 30, 2005 financial statement for this change.

         Issue 7 of EITF 00-27 does not apply to this convertible debenture transaction since these debentures were immediately convertible. Case 1(C) of EITF 98-5 applies to this transaction and under this scenario the fixed percentage conversion rate results in a beneficial conversion value which does not change based on future events. Accordingly, there is no change to the financials statements pursuant to this comment.

14. We reviewed the criteria in DIG B-16 and determined that the call is clearly and closely related to the debt host contract and thus the call option is not an embedded derivative. In addition we reviewed DIG Issues B38 and B39 and the related examples and determined that a loan with a prepayment option, at the borrower's option, at a specified premium, is not an embedded derivative.

15. From 1999 through 2001 significant shares were sold to third parties for $.001 per share. During 2002 no significant progress was made in the operations of the Company and therefore there was no evidence objective or subjective of a change in the value of the common stock. Therefore common stock issued for services in February 2003 was deemed to have a value equal to the last recent sale price of $.001 per share which was the best evidence of fair value at that time. However, if one were to take the position that the fair value of the services should have been used, the Company's attorney has advised management that the fair value of services provided during fiscal 2003 was$3,000. We believe the $2,700 difference between the $3,000 and the $300 recorded in not material and therefore no change will be made to the financials statements for this item.

16. Although the options were exercisable on a vesting schedule under an option agreement, they were not contingent on future services (related to past services) and were not forfeitable under any circumstances. The vesting provisions were related to management's desire to not have large blocks of shares potentially being issued at one time. Therefore under EITF 96-18 a measurement date was reached at the grant date the the value was properly fully expensed on the grant date.

17. Since the options that were cancelled and replaced with common stock were not held by employees, and the original cost in 2004 was measured using the fair value method of SFAS 123, FIN 44 does not apply. We used by analogy the method for modification of warrants under paragraph SFAS
         123. That is, the Company remeasures total compensation expense based on the new award and then records the excess over the modification date value of the old award. At the date of the new award, 500,000 of the 1,850,000 had already expired, therefore, the value of the remaining 1,350,000 was measured using a Black-Scholes option pricing method with a resulting value of $8,262 (much less than the original value of the original option award in 2004 due to a decrease in the quoted trading price of the common stock from $.06 at the 2004 grant date to $.01 at the new award date). The value of the 1,350,000 options at the original measurement date was $73,470. Based on that quoted trade price of $.01 the new award of 300,000 common shares was valued at $3,000 which is less than the $8,262. Accordingly, no additional expense is required on the new award date.